EXHIBIT 99.1

Osisko Announces Preliminary Q4 2021 Deliveries and Provides 2021 Recap and Portfolio Update

MONTRÉAL, Jan. 10, 2022 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to provide an update on its fourth quarter 2021 deliveries, sales and cash margins, as well as a recap of certain asset advancements over the course of 2021 that will continue to provide meaningful catalysts in 2022.

PRELIMINARY Q4 2021 RESULTS

Osisko earned approximately 19,830 attributable gold equivalent ounces1 (“GEOs”) in the fourth quarter of 2021, for a total of approximately 80,000 GEOs in 2021, in line with its annual guidance of 78,000 – 82,000 GEOs. These figures exclude 3,042 GEOs earned in the fourth quarter (and 9,210 GEOs earned in 2021) from the Renard diamond stream.

Osisko recorded preliminary revenues of C$50.7 million during the fourth quarter and preliminary cost of sales (excluding depletion) of C$3.7 million resulting in a cash margin2 of approximately C$47.0 million, a quarterly record from the royalty and stream interests. Osisko’s cash margin2 was approximately 93% during the fourth quarter of 2021 (97% excluding the Renard diamond stream).

Osisko will provide full production and financial details with the release of its fourth quarter and full year 2021 results after market close on Thursday, February 24th, 2022 followed by a conference call on Friday, February 25th at 10am EST.

Sandeep Singh, President and CEO of Osisko commented: “I am extremely proud of what Osisko and our partners accomplished in 2021. We are pleased to have achieved the midpoint of our annual GEO guidance, despite ongoing supply chain disruptions, workforce turnover and safety issues, and other challenges currently facing the mining sector.

We had substantial catalysts across a number of our most important assets last year and expect further significant strengthening of our asset base in 2022, with our partners unlocking value through exploration success, mine life extensions and expansions. We also saw many of our assets end up in larger, better capitalized companies and expect this trend to continue given the quality of our portfolio.

We added quality growth assets while remaining disciplined in our capital allocation. We prioritized returns to shareholders by increasing our dividend in the midst of a weakening gold market and took advantage of further market volatility to buy back 2.1 million common shares of the Corporation for C$30.8 million. In summary, it was a great year for Osisko and our asset base, and we look forward to continuing that momentum.”

2021 ASSET ADVANCEMENTS AND UPCOMING CATALYSTS

Malartic Exploration Continues to Unlock Value

Since making the underground investment decision in February 2021, Yamana Gold Inc. (“Yamana”) and Agnico Eagle Mines Limited (“Agnico”) have continued at an accelerated pace on the Malartic property. Up to 13 drill rigs have been active, focused on confirming the extent, thickness and grade of the East Gouldie deposit as well as several other deposits that will be accessed via ramps and the shaft. The East Gouldie zone was expanded by at least 1.5 kilometers to the east and infill drilling continued to return excellent results in the core of the East Gouldie deposit.

In October 2021, the Canadian Malartic exploration team was presented with the "Discovery of the Year" Award at the Quebec Mineral Exploration Association annual convention, in recognition for the discovery of the East Gouldie deposit. The discovery has significantly changed the Odyssey project by improving its economic viability and leading to a fast-track development process.

On November 2nd, 2021, Agnico Eagle reported positive exploration results for the Odyssey Underground Project. Infill drilling returned wide, high-grade intersections in the core of the East Gouldie deposit, with results of 6.8 g/t gold over 41.4 meters at 1,069 meters depth, including 10.2 g/t gold over 21.7 meters at 1,064 meters depth. The eastern extension of the deposit was tested further, with the eastern most hole returning 6.3 g/t gold over 4.8 meters at 1,989 meters depth, 1.5 kilometers east of the current mineral resource, further demonstrating the excellent potential to significantly grow the size of the East Gouldie deposit.

Malartic has the potential to deliver production beyond what was described in the 2020 Preliminary Economic Assessment, as highlighted in Yamana’s statement from their December 1st press release: “Exploration is continuing to deliver exciting results at Odyssey and we believe that exploration successes will in time allow the Partnership to take advantage of the excess plant capacity in order to maximize underground production above currently planned levels. The possible addition of a second shaft and further production from upper ore bodies accessed by ramp are additional opportunities that merit continuing investigation and assessment.”

Osisko holds a 5% net smelter return (“NSR”) royalty on East Gouldie, Odyssey South, East Amphi and the western half of East Malartic and a 3% NSR royalty on Odyssey North and the eastern half of East Malartic. For more information, refer to Yamana’s press releases dated September 7th and December 1st, 2021 and Agnico’s press releases dated July 8th and November 2nd, 2021 filed on www.sedar.com.

Figure 1: Production shaft construction at Odyssey - Click here for more details

Figure 2: Infill Drilling at East Gouldie - Click here for more details

Proposed Mantos Blancos Merger with Capstone

On November 30th, Capstone Mining Corp. (“Capstone”) announced a business combination with Mantos Copper (Bermuda) Limited (“Mantos”) to create a new mid-tier copper producer with a diversified portfolio of high-quality, long-life operations in the Americas, including the Mantos Blancos Cu-Ag mine in Chile. The transaction is subject to certain conditions, including the approval of Capstone shareholders, and is expected to close in Q1 2022.

Mantos Blancos is currently transitioning to a 20,000 tonne per day sulphide operation via the Mantos Blancos Concentrator Debottlenecking Project (“MB-CDP”). Construction has been completed and ramp-up is underway. Annual deliveries of refined silver to Osisko over the next five years are expected to average approximately 1.3 million ounces. Life of mine payable silver production is expected to total approximately 14.9 million ounces.

Mantos and Capstone also indicated that studies are underway for a further expansion at Mantos Blancos (Phase II) that would further increase mill processing capacity to 27,000 tonnes per day. For more information, refer to Capstone’s press release dated November 30th, 2021 filed on www.sedar.com.

Osisko holds a 100% silver stream on the Mantos Blancos mine with an ongoing transfer price equal to 8% of the spot silver price.

Victoria Gold’s Ongoing Ramp Up at Eagle

Victoria Gold Corp. (“Victoria Gold”) announced that the Eagle Mine produced 164,222 ounces of gold in 2021. Whilst this was below their initial guidance of 180,000 to 200,000 gold ounces, Osisko is encouraged by the ramp up in the second half of the year which led to production of 105,324 ounces of gold. Supply chain delays in the fourth quarter resulted in a delay in gold production. Critical parts (driplines) have since been received and replaced and normal leaching has resumed. A considerable portion of gold production expected to be recovered in Q4 2021 will now be realized in Q1 2022.

Victoria Gold announced the initiation of the “Project 250”, aimed at increasing the average annual gold production of the Eagle mine to 250,000 ounces gold by 2023. The two primary opportunities to increase production are the scalping of fine ore from the crushing circuit and adjusting the seasonal stacking plan.

Victoria Gold has heightened the pace of exploration, with five drills active in the summer and fall of 2021 targeting several areas to expand the resource base on the Dublin Gulch property. These include testing over the one kilometer long Raven trend, along with the Lynx, Whiskey Wrinkles and Rex-Peso targets. For more information, refer to Victoria’s press releases dated April 6th, September 12th and December 16th, 2021 filed on www.sedar.com.

Osisko holds a 5% NSR royalty on Victoria Gold’s Eagle project.

Osisko Development Corp.

On December 7th, Osisko Development Corp. (“Osisko Development”) announced the completion of the drill campaign on the Cariboo Gold Project for a total of 152,000 meters. Highlights of the drill campaign included 12.6 g/t gold over 10.15 meters on Shaft Zone, 26.58 g/t gold over 5.05 meters and 7.87 g/t gold over 10.25 meters at Valley Zone. Further drilling results were also announced on August 11th including 1,965 g/t gold over 0.5 meters at Mosquito Creek. A feasibility study for the Cariboo Gold Project is expected in the first half of 2022. Small scale production is ongoing at the Bonanza Ledge II project with processing at the QR mill.

On November 11th, Osisko Development announced drill results on the San Antonio project. A total of 27,000 drill meters were completed on exploration and infill drilling on the Sapuchi, California and Golfo de Oro deposits. These three deposits comprise 900 meters of a 3,000 meter long Iron Oxide Copper Gold mineralized trend that ends at the past producing Luz del Cobre copper deposit. The highlights of the drilling campaign to date include 2.14 g/t over 21.65 meters and 1.03 g/t gold over 39.9 meters to expand the known mineralization. The historic gold stockpile is being stacked onto a new heap leach pad with production commencing in early 2022 along with an updated resource estimation for the three deposits being drilled.  For more information, refer to Osisko Development’s press releases dated August 11th and 25th, and December 7th 2021 filed on www.sedar.com.

Osisko holds a 5% NSR royalty on Osisko Development’s Cariboo project and a 15% gold and silver stream on the San Antonio project.

Windfall PEA, Drill Results, Golden Bear Discovery and Strategic Investment

In April 2021, Osisko Mining Inc. (“Osisko Mining”) released an updated preliminary economic assessment (“PEA”) for the Windfall gold project which estimates an after-tax internal rate of return of 39% and after-tax net present value of $1.5 billion, using a gold price of US$1,500 per ounce. The PEA highlights average gold production of 238,000 ounces per year for the 18 year mine life. The first seven years of full production will average 300,000 ounces per year at an average diluted grade of 8.1 g/t Au. An updated resource estimation is expected in 2022 followed by a feasibility study.

Osisko Mining released several batches of drill results from its 360,000 meter campaign illustrating the high grade nature of the deposits at Windfall, including 3,979 g/t over 2.3 meters, 2,181 g/t gold over 2.5 meters and 632 g/t over 5.3 meters at Caribou and Lynx.

On September 14th, Osisko Mining reported that drilling had confirmed the Golden Bear discovery zone (“D1”) and also identified two new mineralized zones (“D2” and “D3”). All three zones display alteration, sulfide mineralization and local visible gold, and all three remain open up and down plunge and along strike. Drill hole OSK-UB-21-273 returned 67.10 g/t gold over 2.0 meters; this intercept occurred 60 meters up-plunge from the discovery intercept previously reported (27.40 g/t gold over 6.7 meters). A drill campaign of 50,000 meters is planned at Golden Bear in 2022.

On November 30th, Osisko Mining announced a financing with Northern Star Resources Limited (“Northern Star”) of $154 million in convertible debentures. In addition, Osisko and Northern Star have agreed to negotiate the terms of a potential joint-venture for up to a 50% interest in Osisko’s Windfall project. For more information, refer to Osisko Mining’s press releases dated April 7th, August 3rd, September 14th, November 30th, and December 21st, 2021 filed on www.sedar.com.

Osisko owns a 2% to 3% NSR royalty on Osisko Mining’s Windfall project.

Upper Beaver and Kirkland Lake Camp Advancement

On September 28th, Agnico Eagle and Kirkland Lake Gold Ltd. announced a merger transaction which could facilitate significant operational and strategic synergies for Upper Beaver, Upper Canada, Amalgamated Kirkland (“AK”) and Anoki-McBean with the Macassa Mine and Holt complex.

In December, 2021, Agnico Eagle submitted a detailed project description for the Upper Beaver mining project, outlining a combined open pit and underground operation with a 16-year mine life and an approximate processing capacity of up to 10,000 tonnes per day. Open pit mining is expected to last four to five years, followed by underground mining with at least part of the production supported by a shaft. Drilling and engineering studies are ongoing to establish the assumptions and final design to be released in 2022. More details on the project description can be found at https://iaac-aeic.gc.ca/050/documents/p82960/142393E.pdf

The AK deposit comprises indicated resources of 1.3Mt of 6.51 g/t gold and inferred resources of 2.4Mt of 5.3 g/t gold and is located a few hundred meters from active underground workings at the Macassa Mine.

Further information is expected in 2022 on how these deposits can better leverage the existing Kirkland Lake camp infrastructure.

Osisko holds a 2% NSR royalty on Agnico Eagle’s Kirkland Lake project, including Upper Beaver.

Figure 3: Land Position in the Kirkland Lake Camp - Click here for more details

Imminent Production from Santana

On December 7th, Minera Alamos Inc. (“Minera Alamos”) provided an update on its Santana gold mine in Sonora, Mexico. Through the end of November 2021, in excess of 7,300 ounces of gold had been placed on the leach pad. Mining operations continue to progress with approximately 100,000 tonnes of new mineralized material stacked on the leach pad in each of October and November. Cumulative gold recovery from mineralization under leach for more than 30 days is approaching 70% (additional recovery ongoing). For more information, refer to Minera Alamos’ press release dated December 7th, 2021 filed on www.sedar.com.

Osisko holds a 3% NSR royalty on Minera Alamos’ Santana project.

Imminent Production from Ermitaño

On November 24th, First Majestic Silver Corp (“First Majestic”) announced that they had started production of the Ermitaño project in Sonora, Mexico. They also summarized the results of a Preliminary Feasibility Study that outlined proven and probable reserves of 2.8Mt of 3.69 g/t gold and 54 g/t silver for 337koz gold and 4,880koz silver. Drilling is ongoing to convert inferred resources of 5.1Mt of 2.7 g/t gold and 64 g/t silver for 440koz gold and 10,510koz silver. Production on the project has commenced via a twin ramp system with processing at the Santa Elena mill facility. For more information, refer to First Majestic’s press release dated November 24th, 2021 filed on www.sedar.com.

Osisko holds a 2% NSR royalty on First Majestic’s Ermitaño project.

Continued Growth Expected at Island Gold

On June 15th, Alamos Gold Inc. (“Alamos”) reported the best hole drilled to date at the Island Gold mine with 71.2 g/t gold (39.2 g/t cut) over 21.3 meters true width. This hole was outside of existing resources and extended mineralization further onto Osisko’s 3% NSR royalty claims.

On November 11th, Alamos reported further exploration success, including the intersection of high-grade mineralization 300 meters beyond existing mineral resources in the deepest hole drilled to date at Island Gold. These intersections fell within Osisko’s 3% NSR royalty claims. These results were in proximity to the planned shaft and highlight the tremendous upside potential beyond what was outlined in the Phase III Expansion study.

Exploration success over the past year has continued driving another one million ounce increase in resources and reserves at Island and the latest results are expected to add further resource growth. The orebody remains open laterally and down plunge highlighting the ongoing upside to the Phase III Expansion. Phase III permitting is anticipated to be completed in 2022 with the pre-sink for the shaft expected to begin in mid-2022. For more information, refer to Alamos’ press releases dated June 15th, 2021, and November 11th, 2021 filed on www.sedar.com.

Osisko owns a 1.38% to 3% NSR royalty on Alamos’ Island Gold mine.

Potential for Mine Life Extension through Exploration Success at Seabee

On September 13th, SSR Mining Inc. (“SSR”) announced positive exploration results at Seabee. Drill highlights included 19.16 g/t gold over 6.98 meters at Gap Hanging Wall, 16.31 g/t gold over 3.56 meters at Santoy Hanging Wall, and 25.97 g/t gold over 1.49 meters at the Joker target. The company indicated that Seabee drill results support the potential for mine life extension and/or an increase in production rates. Mineral reserves for the Gap Hanging Wall zone and mineral resources for the Santoy Hanging Wall zone are both expected in 2022. SSR is investigating increasing mining rates to exploit latent mill capacity at Seabee. For more information, refer to SSR’s press releases dated September 13th, 2021 filed on www.sedar.com.

Osisko owns a 3% NSR royalty on SSR’s Seabee Mine.

Eldorado Completes Ramp and Expands Multiple Deposits in Québec

On February 22nd, Eldorado Gold Corporation (“Eldorado”) reported a maiden resource on the Ormaque deposit including inferred mineral resources total 2.6Mt of 9.53 g/t for 803,000 gold ounces. The 3,200 meter long Triangle-Sigma decline was completed in December. This decline will provide underground access for drilling of the Ormaque, Plug 4, and Parallel deposits, as well as facilitating increased future production from the Triangle mine, contingent on continued reserve expansion.

On April 7th, Eldorado acquired QMX Gold, expanding its property position in the Val d’Or camp. Significant drill results were released, including 60.2 meters of 6.0 g/t gold from the Bonnefond deposit located 20 kilometers from the Sigma mill. Drilling on the River target, located 5.5 kilometers from the Sigma mill, included 19.6 meters of 9.8 g/t gold. For more information, refer to Eldorado’s press releases dated February 22nd and September 27th, 2021 filed on www.sedar.com.

Osisko holds a 1% NSR royalty over the Triangle, Plug 4, Parallel and Ormaque deposits, and a 2.5% NSR royalty over the Bonnefond and River deposits.

Gold Resource Corporation’s Acquisition of Back Forty

On December 10th, Gold Resource Corporation (“GORO”) acquired Aquila Resources Inc. (“Aquila”). GORO currently operates the Don David polymetallic underground mine in Mexico which has significant similarities to the Back Forty project. GORO stated that it intends to become a multi-mine producer through the permitting and construction of the Back Forty project. A revised feasibility study is expected in 2022 which will provide the basis for a revised permitting and construction strategy. GORO has a strong balance sheet, stable cash flows, and significant access to capital to commit towards that objective. For more information, refer to GORO’s press releases dated September 7th and December 10th 2021 filed on www.sec.gov/edgar.shtml.

Osisko holds an 18.5% gold stream and an 85% silver stream on the Back Forty project located in Michigan, USA.

G Mining Ventures Advancing Tocantinzinho

On August 9th, G Mining Ventures Corp. (“G Mining”) acquired the Tocantinzinho gold project, located in Para State, Brazil, from Eldorado. G Mining initiated a 10,000 meter drill campaign to de-risk early mining and explore at depth below the existing pit limits. They also provided a project timeline that includes a construction decision in the first half of 2022. In the 2019 feasibility study, Eldorado showed 187,000 gold ounces produced for the first 8 years of the mine life. For more information, refer to G Mining’s press releases dated August 9th and November 8th 2021 filed on www.sedar.com.

Osisko holds a 1.75% NSR royalty that is subject to a buy down to 0.75% NSR royalty on the Tocantinzinho project.

Calibre Acquires Fiore

On October 25th, Calibre Mining Corp. (“Calibre”) entered into a definitive arrangement agreement to acquire Fiore Gold Corp. (“Fiore”). Calibre is a significantly larger producer and has robust cash flows which should help support mine life expansions at Pan and the development of the Gold Rock project.

In March 2021, Fiore Gold Ltd. (“Fiore Gold”) announced results from its resource expansion and exploration drilling program at its Gold Rock project in Nevada. The holes to the north of the North Pit shell included some of the highest-grade intercepts seen to date at Gold Rock, including 45.7 meters of 2.01 g/t gold. Fiore Gold plans to complete additional drilling in this area. For more information, refer to Fiore Gold’s press releases dated March 30th and October 21st, 2021 filed on www.sedar.com.

Osisko has a 4% NSR royalty over the Pan Property and the northern part of the proposed pit at Gold Rock.

Rio Tinto Investment in Western Copper

On May 31st, Western Copper and Gold Corporation (“Western Copper”) announced the completion of a C$25.6 million strategic investment by Rio Tinto Canada Inc. (“Rio Tinto”), to advance the Casino Project in the Yukon. The company also released results of an updated preliminary economic assessment that showed average annual production of 178 million pounds of copper and 231koz of gold over the 25 year life of mine. Western Copper initiated an updated Feasibility Study expected to be completed by the second quarter of 2022. For more information, refer to Western Copper’s press releases dated May 31st, June 22nd, October 6th, 2021 filed on www.sedar.com.

Osisko owns a 2.75% NSR royalty on the Casino project.

Falco Updates Horne 5 Feasibility

On March 24th, Falco Resources Ltd. (“Falco”) reported the results of its updated feasibility study for the Horne 5 gold project. At a gold price of US$1,600 per ounce, the updated feasibility study outlined an after-tax net present value of US$761 million, at a 5% discount rate, and an after-tax internal rate of return of 18.9%. Average annual payable silver production over the 15 year mine life is estimated at 1.8 million ounces.

On June 28th, Falco announced that it had entered into an agreement in principal with Glencore Canada Corporation (“Glencore”) establishing the framework and conditions pursuant to which the parties would enter into an Operating License and Indemnity Agreement (the “OLIA”), whereby Glencore would grant Falco the necessary rights to develop and operate the Horne 5 project. This is a significant step towards the final negotiations of an operating license, financing and construction decision for the Horne 5 project. Falco and Glencore are working toward completing the OLIA. For more information, refer to Falco’s press release dated March 24th, and June 28th2021 and filed on www.sedar.com.

Osisko owns a 90% silver stream on Falco’s Horne 5 project with an option to increase the stream percentage to 100%.

King Island Scheelite Construction Decision

On September 5th, King Island Scheelite Limited (“KIS”) announced loan funding amounting to AUD $33 million to be used for the redevelopment of the fully-permitted Dolphin Tungsten Project on King Island, Tasmania. The project has a JORC compliant mineral reserve of 4.43Mt at a grade of 0.92% WO3, with a current development plan that envisages an 8-year open pit mine followed by a 6-year underground mine. On November 24th, KIS announced a construction contract with Gekko Systems Pty Ltd for the design, procurement, construction and commissioning of the processing plant and related facilities for the redevelopment of the Dolphin Mine. The contract anticipates commissioning of the facilities in the first quarter of 2023. For more information, refer to KIS’ press release dated September 5th and November 24th, 2021 filed on their website at www.kingislandscheelite.com.au

Osisko owns a 1% gross revenue royalty on the Dolphin Tungsten Project.

Renard Stream Update

The Renard diamond mine, operated by Stornoway Diamonds Canada Inc. (“Stornoway”), restarted operations in September 2020 following an extended care and maintenance period. Stornoway’s focus has been on cost reduction while the diamond market recovers.  In the fourth quarter of 2021, Stornoway conducted two diamond sales. In the first sale the company sold 248,710 carats at an average price per carat of US$104.29 and in the second sale the company sold 242,343 carats at a price of US$128.49 per carat, this represents a 54% increase in sale price compared to the same period last year. Over 2021, the company sold 1,843,371 carats at an average realized price of US$93.65 per carat.

Osisko has a 9.6% diamond stream on the Renard mine but has agreed to defer payments from the stream until April 2022. Payments can be made prior to this date, if the financial situation of Stornoway permits. Osisko also holds a 35.1% equity interest in Stornoway.

Amulsar Progress

On December 21, 2021, an investigative body in Armenia terminated its investigation into the former Ministry of Nature Protection and its issuance of permits for the Amulsar gold project. This marks another positive step forward for the project, which has benefitted from unfettered access to the site since September 2020.   Osisko is working closely with its partners, and the Government of the Republic of Armenia, to prepare the conditions for a successful restart of construction. Amulsar is expected to be a large-scale, low-cost operation with production targeted to average approximately 204,000 ounces of gold over an initial 12-year mine life.

Osisko holds approximately 36% indirect equity interest in the project, an 81.91% gold offtake, a 4.22% gold stream and a 62.5% silver stream on the project. The gold and silver streams are subject to ongoing transfer payments equal to US$400/oz and US$4.00/oz for gold and silver respectively.

NEW INVESTMENTS

Osisko purchased several exciting royalty packages in 2021, which are expected to generate significant returns.

  0.75% NSR on G Mining Ventures’ Tocantinzinho deposit in Brazil.
  Four separate royalties in Nevada and Idaho, most notably a 2.5% NSR on Waterton's Spring Valley gold deposit.
  Three separate royalties in Africa, most notably a 2% NSR on Shanta Gold's West Kenya Gold project.
  11.5% NSR on silver produced from Highland Copper's Copperwood and White Pine Cu-Ag Projects.
  Three separate royalties in British Colombia, most notably a 1.5% NSR on Talisker's Ladner gold project.
  0.8% NSR on the Red River Resource's Liontown Zn-Pb-Cu-Au-Ag project in Australia.
  1% NSR on the past producing Yilgarn Star gold mine in Western Australia. This exploration project is being developed by Minjar Gold which is operating two mills and several mines in Western Australia, including at Marvel Loch located around 25 kilometers from the project.
  0.5% NSR on PJX Resources' Vulcan Gold Belt properties in British Colombia.
  1.5% NSR on Hidden Valley's copper gold project in the Solomon Islands.
  1% to 2% NSR on Falco Resources' regional property covering the historic Quesabe gold mine.

ADDITIONAL HIGHLIGHTS

Several of the properties on which Osisko owns royalties have advanced their projects closer to production or have had significant exploration results worthy of mention:

1)	Argonaut Gold (3% NSR on eastern Magino) intersects 2 meters at 14.8 g/t gold and 3 meters at 6.7 g/t gold within the royalty limits at the eastern edge of the Magino pit in Ontario.
2)	South32 (1% NSR) reported an updated resource estimate with higher grade but lower tonnage and the preference for a dual shaft development scenario for the upcoming prefeasibility study for the Hermosa Project in Arizona.
3)	Oceana Gold (2% NSR) intersected 22.8 g/t gold and 39 g/t silver over 48.9 meters at WKP in New Zealand; a Prefeasibility Study is expected in 2022.
4)	Poseidon Nickel (1.75% NSR on base metals) intersected up to 12.9 meters of 10.63% nickel and is studying a 2023 restart of 1.1Mt per year on their past producing operations in Western Australia.
5)	Aldebaran Resources (1% NSR royalty) intersected 1.4% CuEq over 111 meters at Altar in Argentina
6)	Red River Resources (0.8% NSR royalty) intersected 8.0 meters at 11.74 g/t Au, 0.85% Cu, 0.3% Pb, 0.8% Zn & 6.74 g/t silver on the Liontown Project in Queensland Australia.
7)	Pacific Ridge Exploration (1.5% NSR royalty) intersected 291.7 meters of 1.18 g/t AuEq at Kliyul in BC.
8)	Westhaven Gold (2% NSR royalty) intersected 2.25 g/t gold and 23.74 g/t silver over 22.71 meters at the Shovelnose gold property in BC.
9)	Eagle Mountain Mining (3% NSR royalty) intersects 1.37% copper over 91.5 meters and 2.34% copper over 28.9 meters on the past producing Oracle Ridge Property in Arizona.
10)	Talisker Resources (1.7% NSR royalty) intersected 1.98 g/t gold over 62.05 meters at Pioneer on the Bralorne property in BC.
11)	Québec Precious Metals (2% NSR on La Pointe Extension) intersected 1.83 g/t over 58.6 meters at the La Pointe Extension deposit in Québec.
12)	Aya Gold and Silver (1.5% NSR royalty) increased resources and launched a feasibility study on Tijirit project in Mauritania.
13)	Cornish Metals (0.5% NSR royalty on United Downs) intersected 5.2% copper, 1.3% tin and 77 g/t silver over 2.61 meters at United Downs in Cornwall UK.
14)	Cornish Metals (1.5% NSR on South Crofty) reported indicated resources of 2.08Mt of 1.59% tin and inferred resources of 1.94Mt of 1.67% tin in Cornwall UK.
15)	Minera IRL Limited (1% NSR royalty) filed a preliminary economic assessment on the Ollachea gold project in Peru showing 66koz of production over the first four years.
16)	Gold Bull Resources (0-5% NSR royalty) intersected 7.77 g/t gold over 6.1 meters on the Sandman Project in Nevada.
17)	Monarch Mining (25% Net Profit Interest on Pascalis portion of Beaufor Mine) announced drilling results on Pascalis and expects Beaufor mine restart by June 2022 in Québec.
18)	GoldMining (1% NSR) published indicated resources of 14.3Mt of 1.6 g/t for 0.71Moz gold and inferred resources of 17.6Mt of 1.3 g/t for 0.72Moz gold at Sao Jorge in Brazil.
19)	GoldMining (2.75% NSR) reported indicated resources of 118Mt of 0.16% Cu and 0.51 g/t Au for 1.9Moz gold and inferred resources of 317Mt of 0.1% Cu and 0.46 g/t Au for 4.7Moz gold in Alaska.

Q4 & YEAR END 2021 RESULTS AND CONFERENCE CALL DETAILS

Osisko also provides notice of the fourth quarter and annual 2021 results and conference call details. Participants will be required to provide a passcode before joining the conference call as noted below.

Q4 2021 Results Release:	Thursday, February 24th, 2022 after market close
Conference Call:	Friday, February 25th, 2022 at 10:00 am EST Access code: 1981388
Dial-in Numbers:	North American Toll-Free: 1 (888) 440-2180 Local and International: 1 (438) 803-0536
Replay (available until March 11th at 11:59 pm EST):	North American Toll-Free: 1 (800) 770-2030 Local and International: 1 (647) 362-9199 Access code: 1981388
Replay also available on our website at www.osiskogr.com

Notes:

The figures presented in this press release, including revenues and costs of sales, have not been audited and are subject to change. As the Corporation has not yet finished its quarter-end and year-end close procedures, the anticipated financial information presented in this press release is preliminary, subject to final closing adjustments, and may change materially.

(1)   Gold Equivalent Ounces
GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces earned by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period. Offtake agreements are converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

Three months ended December 31,
2021

Gold(1)	$1,796
Silver(2)	$23

Exchange rate (US$/Can$)(3)	1.2603

                  (1)   The London Bullion Market Association’s pm price in U.S. dollars.
                  (2)   The London Bullion Market Association’s price in U.S. dollars.
                  (3)   Bank of Canada daily rate.

(2)   Non-IFRS Measures
The Corporation has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including (i) cash margin in dollars and (ii) cash margin in percentage. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko’s operations are primarily focused on precious metals, the Corporation presents cash margins as it believes that certain investors use this information to evaluate the Corporation’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage) represents the cash margin (in dollars) divided by revenues.

	Three months ended December 31, 2021
	All assets	Renard diamond stream	All assets, excluding the Renard diamond stream

Revenues	$50,673	$6,884	$43,789
Less: Cost of sales (excluding depletion)	($3,646)	($2,286)	($1,360)
Cash margin (in dollars)	$47,027	$4,598	$42,429
Cash margin (in percentage of revenues)	93%	67%	97%

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 160 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Heather Taylor Vice President, Investor Relations Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance.  These forward‐looking statements, may involve, but are not limited to, statements with respect to future events or future performance, the realization of the anticipated benefits deriving from Osisko’s investments, the general performance of the assets of Osisko, and the results of exploration, development and production activities as well as expansions projects relating to the properties in which Osisko holds a royalty, stream or other interest. Words such as “may”, “will”, “would”, “could”, “expect”, “suggest”, “appear”, “believe”, “plan”, “anticipate”, “intend”, “target”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including, without limitation, management’s perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business. Such risks and uncertainties include, among others, that the financial information presented in this press release is preliminary and could be subject to adjustments, the successful continuation of operations underlying the Corporation’s assets, the performance of the assets of Osisko, the growth and the benefits deriving from its portfolio of investments, risks related to the operators of the properties in which Osisko holds a royalty, stream or other interest, including changes in the ownership and control of such operators; risks related to development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest, the influence of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses. In this press release, Osisko relies on information publicly disclosed by third parties pertaining to its assets and, therefore, assumes no liability for such third party public disclosure.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Photos accompanying this announcement are available at

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